SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 24, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: 2008 Annual Report.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2008 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2008 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2007 and 2008 and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of director management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2008 and the consolidated results of its operations, changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1p and 9h to the consolidated financial statements, effective January 1, 2007 the Company changed its method of accounting for uncertainty in income taxes to conform with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109". In addition, as discussed in note 1u, effective January 1, 2006, the company changed its method of accounting for share-based payment to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment”.

Tel-Aviv, Israel	Kesselman & Kesselman
March 24, 2009	Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2008	2008
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	148,096	183,674	48,310
Accounts receivable (note 11a):
Trade	1,120,842	1,103,007	290,112
Other	72,729	60,014	15,785
Inventories (note 11b)	132,868	124,766	32,816
Deferred income taxes (note 9d)	46,089	70,193	18,462

T o t a l current assets	1,520,624	1,541,654	405,485

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 11a)	446,899	417,516	109,815
Funds in respect of employee rights upon retirement (note 6)	88,522	81,869	21,533

	535,421	499,385	131,348

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,727,662	1,756,231	461,923

LICENSES, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated
amortization (note 3)	1,153,926	1,060,503	278,933

DEFERRED INCOME TAXES (note 9d)	93,745	109,766	28,870

T o t a l assets	5,031,378	4,967,539	1,306,559

Date of approval of the financial statements: March 24, 2009

David Avner	Emanuel Avner	Moshe Vidman
Chief Executive Officer	Chief Financial Officer	Director

	December 31
	2007	2008	2008
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities and short term loans
(notes 4, 5, 11e)	28,280	567,315	149,215
Accounts payable and accruals:
Trade	749,623	818,960	215,403
Other (note 11c)	375,510	343,030	90,224
Parent group - trade	3,405	4,454	1,171

T o t a l current liabilities	1,156,818	1,733,759	456,013

LONG-TERM LIABILITIES:
Notes payable (note 5)	2,072,636	1,624,727	427,335
Liability for employee rights upon retirement (note 6)	131,960	147,724	38,854
Other liabilities (note 11e)	14,492	22,022	5,792

T o t a l long-term liabilities	2,219,088	1,794,473	471,981

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
T o t a l liabilities	3,375,906	3,528,232	927,994

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2007 and 2008 - 235,000,000 shares;
issued and outstanding -
December 31, 2007 - 157,320,770 shares and
December 31, 2008 - 153,419,394 shares	1,573	1,578	415
Capital surplus	2,544,943	2,570,366	676,056
Accumulated deficit	(891,044)	(781,540)	(205,561)
Treasury shares, at cost (December 31, 2008- 4,467,990 shares, December
31, 2007- nil)		(351,097)	(92,345)

T o t a l shareholders' equity	1,655,472	1,439,307	378,565

	5,031,378	4,967,539	1,306,55	9

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	5,027,310	5,328,739	5,573,244	1,465,872
Equipment	579,401	784,905	756,306	198,923

	5,606,711	6,113,644	6,329,550	1,664,795
COST OF REVENUES:
Services	3,088,564	3,090,155	3,235,797	851,078
Equipment	811,760	1,001,488	843,327	221,811

	3,900,324	4,091,643	4,079,124	1,072,889

GROSS PROFIT	1,706,387	2,022,001	2,250,426	591,906

SELLING AND MARKETING EXPENSES	308,499	392,099	389,289	102,391
GENERAL AND ADMINISTRATIVE EXPENSES	184,072	230,937	255,939	67,317

	492,571	623,036	645,228	169,708

OPERATING PROFIT	1,213,816	1,398,965	1,605,198	422,198
FINANCIAL EXPENSES, net (note 11f)	161,866	120,762	157,939	41,541

INCOME BEFORE TAXES ON INCOME	1,051,950	1,278,203	1,447,259	380,657
TAXES ON INCOME (note 9)	370,675	338,417	395,780	104,098

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	681,275	939,786	1,051,479	276,559
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN
ACCOUNTING PRINCIPLES, net of tax	1,012

NET INCOME FOR THE YEAR	682,287	939,786	1,051,479	276,559

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	4.43	6.01	6.77	1.78
Cumulative effect	0.01

	4.44	6.01	6.77	1.78

Diluted:
Before cumulative effect	4.40	5.96	6.73	1.77
Cumulative effect	0.01

	4.41	5.96	6.73	1.77

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	153,633,758	156,414,684	155,349,784	155,349,784

Diluted	154,677,685	157,787,009	156,347,843	156,347,843

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Capital surplus	Accumulated deficit	Treasury shares	Total
		(I n t h o u s a n d s)

New Israeli Shekels:
BALANCE AT JANUARY 1, 2006	152,528,288	1,525	2,388,425	(1,574,599)		815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20	44,312			44,332
Cumulative effect, at beginning of year, of a change in
accounting principles			(1,012)			(1,012)
Employee share-based compensation expenses			20,957			20,957
Dividend				(307,448)		(307,448)
Net income				682,287		682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	2,452,682	(1,199,760)		1,254,467
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	28	75,509			75,537
Employee share-based compensation expenses			16,752			16,752
Dividend				(631,070)		(631,070)
Net income				939,786		939,786

BALANCE AT DECEMBER 31, 2007	157,320,770	1,573	2,544,943	(891,044)		1,655,472

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008
Exercise of options granted to employees	566,614	5	16,732			16,737
Employee share-based compensation expenses			8,691			8,691
Dividend				(941,975)		(941,975)
Treasury shares, at cost (December 31, 2008-
4,467,990 shares of NIS 0.01 par value)					(351,097)	(351,097)
Net income				1,051,479		1,051,479

BALANCE AT DECEMBER 31, 2008	157,887,384	1,578	2,570,366	(781,540)	(351,097)	1,439,307

Convenience translation into u.s. dollars (note 1a):	157,320,770	414	669,370	(234,362)		435,421

BALANCE AT JANUARY 1, 2008		1	4,401			4,402
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008
Exercise of options granted to employees	566,614		2,286			2,286
Employee share-based compensation expenses				(247,758)		(247,758)
Dividend					(92,345)	(92,345)
Treasury shares, at cost (December 31, 2008-
4,467,990 shares of NIS 0.01 par value)				276,559		276,559
Net income

BALANCE AT DECEMBER 31, 2008	157,887,384	415	676,056	(205,561)	(92,345)	378,565

The accompanying notes are an integral part of the financial statements.

(Continued) – 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	682,287	939,786	1,051,479	276,559
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	622,434	603,425	653,475	171,877
Employee share-based compensation expenses	20,957	16,752	8,691	2,286
Liability for employee rights upon retirement	11,142	18,580	15,764	4,146
Deferred income taxes	35,231	(23,200)	(40,125)	(10,554)
Accrued interest, exchange and linkage (erosion of)
differences on long-term liabilities	(4,646)	59,980	94,093	24,749
Capital loss on sale and disposal of fixed assets	274	1,267	119	31
Cumulative effect, at beginning of year, of a change
in accounting principles	(1,012)
(Gain) loss from funds in respect of employees rights	(4,576)	(5,555)	16,215	4,265
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(254,748)	(328,824)	47,218	12,419
Other	24,198	(2,036)	12,715	3,344
Increase (decrease) in accounts payable and accruals:
Trade	(58,568)	100,817	9,576	2,519
Other	49,923	85,885	(39,947)	(10,507)
Parent group - trade	5,317	(12,425)	1,049	276
Increase in asset retirement obligations	1,069	528	673	177
Decrease (increase) in inventories	87,009	(9,299)	8,102	2,131

Net cash provided by operating activities	1,216,291	1,445,681	1,839,097	483,718

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(341,604)	(526,743)	(522,130)	(137,330)
Acquisition of optic fibers activity	(71,125)
Proceeds from sale of fixed assets	73	43	864	(227)
Purchase of additional spectrum	(27,690)
Payments in respect of land line license	(300)	(700)
Funds in respect of employee rights upon retirement	(862)	(2,086)	(9,562)	(2,515)

Net cash used in investing activities	(441,508)	(529,486)	(530,828)	(139,618)

(Concluded) – 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease	(3,620)	(8,532)	(6,898)	(1,814)
Proceeds from exercise of stock options granted to employees	44,332	75,537	16,737	4,402
Windfall tax benefit in respect of exercise of options
granted to employees	643	1,167	368	97
Dividend paid	(352,444)	(624,015)	(929,993)	(244,606)
Short-term credit from banks			20,000	5,260
Repayment of long-term bank loans	(390,155)	(289,803)	(21,808)	(5,736)
Treasury shares			(351,097)	(92,345)

Net cash used in financing activities	(701,244)	(845,646)	(1,272,691)	(334,742)

INCREASE IN CASH AND CASH EQUIVALENTS	73,539	70,549	35,578	9,358
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,008	77,547	148,096	38,952

CASH AND CASH EQUIVALENTS AT END OF YEAR	77,547	148,096	183,674	48,310

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	149,728	99,560	95,458	25,107

Income taxes (net of refund of approximately NIS
74 million in 2007)	317,099	301,554	419,801	108,627

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2006, 2007 and 2008, trade payables include NIS 201.8 million, NIS 160 million and NIS 220 million (USD 58 million), respectively, in respect of acquisition of fixed assets.

At December 31, 2007 and 2008, tax withholding related to dividend of approximately NIS 7 million and NIS 18 million (USD 5 million) respectively is outstanding.

During 2007 and 2008, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 7.4 million and NIS 7.2 million (USD1.9 million), respectively.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network in Israel. The Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”).

The Company has one reportable segment, which provides telecommunications services consisting mainly of airtime, content and handsets. The Company’s chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

In December 2008, Partner launched three additional non-cellular business lines: an on-line media shop, under the brand “orange time”, providing premium on-demand video (mainly full –track feature films and series’ episodes), music tracks and games; Internet services provider (ISP) that provides access to the internet as well as home WiFi networks, value added services (“VAS”) such as anti-virus and anti-spam filtering as well as VOB telephony services that compete with fixed line telephone services.

In September 2008, Partner announced the soft launch of their new portfolio of services, including ISP services, mail access, Wi-Fi, fixed telephony through VOB technology and entertainment multimedia services. The new services are available from the first half of 2009.

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license, deferred charges and other intangible assets”.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million for the 2G spectrum, and NIS 220 million for the 3G spectrum.

The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

The Company launched its 3G network on December 1, 2004.

Under the terms of the amended license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	General (continued):

In January 2007 Partner Land-Line Communication Solutions (“Partner Land Line”) – a limited Partnership under the Company’s control was awarded a temporary license from the Ministry of Communications for the offering of transmission services which was converted during August 2007 into the special general license for domestic fixed services. The license was amended in February 2007 to grant Partner the right to offer voice over broadband (“VOB”) services. The license is for a period of 20 years. The Company paid NIS 1 million in consideration of the license.

Under the terms of the license, the Company provided a bank guarantee of NIS 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

In March 2001, Partner received a special license issued by the Ministry of Communications, allowing it, through its own facilities, to provide Internet access to both mobile and fixed network customers. The license has recently been renewed and is valid until April 2013. Partner began supplying commercial ISP services at the end of 2008.

3)	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million in cash. The Company purchased Med-1 transmission network to lower its transmission expenses and to have the ability to provide its customers with additional services. As from July 3, 2006 the transmission activity has been included in the financial results.

The Company has adopted Financial Accounting Standards “SFAS” No. 141, Business Combinations. In accordance with FAS 141 when a corporation and one or more incorporated or unincorporated businesses are combined into one entity, the purchase price paid by an acquiring entity should be allocated to the identifiable individual assets acquired and liabilities assumed based on their fair values, with the remaining unallocated purchase price recorded as goodwill.

The fair value of the acquisition was NIS 106 million. In accordance with SFAS 141, since the fair value exceeds the purchase price, the excess of fair value over the purchase price was allocated pro-rata between the acquired tangible and intangible assets.

The Company allocated the purchase price paid for Med 1‘s transmission activity as follows (see also note 1: e, f):

	NIS in thousands	Estimated total useful life before change in estimate	Estimated total useful life after change in estimate	Remaining useful life after change in estimate

Fixed assets (*)	52,632	10 years	20 years	15 years
Customer Relationships with Carriers	10,669	7 years	No change	No change
Customer Relationships with Business Customers	7,824	5 years	No change	No change

	71,125

(*) Refer to e(4) below.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	General (continued)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. Regarding change in estimate during Q4 2008 see also note e.

Functional currency and reporting currency

The functional currency of the Company and its subsidiary and Partnership (together – The Group) is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “USD”)

The NIS figures at December 31, 2008 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2008 (USD 1 = NIS 3.802). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The Company has decided to adopt the International Financial Reporting Standards (IFRS) from Q1 2009.

b.	Principles of consolidation

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and Partnership.

2)	Intercompany balances and transactions between the Group’s entities have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets), accessories and inventory related to ISP are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out” basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments is fully impaired.

e.	Fixed assets

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installation of the fixed assets is completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Number of years of depreciation are as follows (**):

	Before change in estimate	After change in estimate	Remaining useful life after change in estimate
years

Communications network: (*)
Physical layer and infrastructure	5 - 10	10 - 25	1 - 25
	(mainly 7)	(mainly 15, 10)	(mainly 8- 20)
Other Communication network	5 - 10	3 - 15	1 - 15
	(mainly 7)	(mainly 7, 10, 15)	(mainly 3- 10)

Computers, hardware and software for
information systems	3-7	3-10	1-10
		(mainly 3-5)	(mainly 3-5)
Office furniture and equipment	7-15	7-10	1-10
(mainly 4-7)
Optic fibers (see note 1a(3)) and related assets	10-15	7-25	7-25
		(mainly 20, 25)	(mainly15, 20,25)

(*)	See 7 below.

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

(**)	As part of the Company’s transition to IFRS commencing January 1, 2009, the Company examined, among other matters, the remaining estimated useful lives of its fixed assets. As a result of this examination the Company revised the estimated useful lives of its fixed assets, commencing October 1, 2008. As a result of this change, the net income for the year ended December 31, 2008 increased by NIS 6.4 million and earnings per share basic and diluted for the same period increased by NIS 0.04.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued)

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

6)	Computer Software Costs

The cost of internal-use software which has useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 10 years.

7)	On December 20, 2007 the Company entered into an agreement (the “Agreement”) with LM Ericsson Israel Ltd. (“Ericsson”), for the replacement of third party 3G radio equipment existing in Partner’s network, and for additional investment in the 3G network in addition to the support and maintenance of the Company’s network for a period of three years.

The Company allocated the purchase price of USD 65 million to the above deliverables based on their relative fair values. Of this amount, USD 6.6 million related to support and maintenance of the Network. During the year 2008, it was agreed to add to the above agreement equipment in the value of USD 4 million.

The purchase price is after deduction of commercial discounts, some of which contingent upon future negotiations for further purchases of purchase of services that are probable.

The replacement process is scheduled to take place during a period ending no later than June 30, 2011. The main part of the replacement took place during 2008.

Following the agreement, in accordance with Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, the Company, on December 20, 2007, reviewed the communication network for impairment, in order to assure that the carrying amount of the fixed assets is recoverable. No impairment loss was required. Following the impairment test, the Company accelerated the estimated useful life of the equipment to be replaced (in the depreciated amount of approximately NIS 136 million) to the period it is anticipating that the actual replacement will take place. As of December 31, 2008 a significant portion of the 3G radio equipment was replaced.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued)

As a result of the above change related to the transaction with Ericsson in 2008 the depreciation expenses increased by NIS 74 million (included in cost of service revenues), net income decreased by NIS 54 million and earnings per share, basic and diluted, decreased by NIS 0.35, compared with the figures prior to the acceleration of depreciation.

The subsequent accounting treatment of the various elements is as follows:

(a)	Network equipment – the amount attributed will be depreciated over its estimated useful life according to the straight line method.

(b)	Support and maintenance services – the amount attributed will be expensed – on a straight line method – over the support and maintenance services agreement period (three years).

f.	Licenses, deferred charges and other intangible assets

1)	Licenses:

The license to operate a cellular telephone network (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022. Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license.

The license for providing transmission services (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license, starting in January 2007. The license is for a period of 20 years.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized over the estimated useful life which is 5-7 years. (see also 1a(3) above).

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of the line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Impairment of long-lived assets

The Company has adopted FAS 144. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values. See also 1e.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

The Company recognizes revenues net of value added taxes.

Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their relative fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenue, when earned.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk.

An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations, for the years ended December 31, 2006, 2007 and 2008 totaled NIS 26,470,000, NIS 43,770,000 and NIS 91,486,000 (USD 24,063,000) (see note 11a), respectively.

The cash and cash equivalents as of December 31, 2008 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote, and is assessed periodically.

l.	Sale of Receivables

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (the FSP). This FSP is effective for all public entities’ financial statements issued for fiscal years and interim periods ending after December 15, 2008.

During 2008, the Company factored most of its long-term trade receivables resulting from sales of handsets by credit cards. The factoring was executed through clearing company, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The resulting costs were charged to “financial expenses-net”, as incurred. During the year the Company sold NIS 290 million (USD 76 million) long-term trade receivables.

m.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 2% of the cost of the handsets sold, see note 11d. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 totaled NIS 105,035,000, NIS 115,835,000 and NIS 102,855,000 (USD 27,053,000), respectively.

o.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 9d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate.

Deferred tax balances are computed at the tax rates expected to be in effect at the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax laws enacted (see also note 9b).

p.	Uncertainty in Income Taxes

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 as of January 1, 2007.

The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not changed as a result of implementing FIN 48 (see also note 9h).

q.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Derivative financial instruments (“derivatives”)

Under FAS 133, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value through income statement when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 10).

Decrease (increase) in fair value of derivative instruments are presented as part of cash flows from operating activities in the Company’s consolidated statements of cash flows.

s.	Treasury shares

Treasury shares acquired by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

t.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

u.	Share based payment

Prior to January 1, 2006, the Company accounted for employees share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 – “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123 (R)”). FAS 123(R) requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair values of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The company estimated forfeitures based on historical experience and anticipated future conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Share based payment (continued)

The Company elected to recognize compensation cost for an award with only service conditions using the accelerated method.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

The Company records deferred tax awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate.

Differences between the deferred tax assets recognized and the actual tax deduction reported on the company’s income tax return are recorded in additional paid-in capital (If the tax deduction exceeds the deferred tax asset) or as an expense in the income statement (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

The adoption of FAS 123(R) resulted in a cumulative benefit from accounting change of approximately NIS 1 million which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under APB 25.

v.	Asset retirement obligations

The Company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Asset retirement obligations (continued)

The Company has adopted, as of January 1, 2006 FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This Interpretation also clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. According to FIN 47 uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.

FIN 47 has not had a material impact on the company’s financial condition or results of operations.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 11e.

w.	Fair Value Measurement

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), and the related effective FSPs. SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

SFAS157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs.

The pronouncements defining fair value hierarchy consist of the following three levels:

Level 1	–	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	–	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3	–	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Fair Value Measurement (continued)

The adoption of SFAS 157 and the related FSP’s did not have a material effect on the Company’s consolidated financial position and operating results.

In addition, effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The Company has not elected the fair value option to any eligible assets or liabilities. Thus, the adoption of this Statement did not affect the company’s consolidated financial position and operating results.

For further disclosure, see note 10c.

x.	Recently issued accounting pronouncements

1)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties.. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited. The Company will be required to adopt SFAS 141(R) on January 1, 2009. The Company is currently assessing the impact, if any, that SFAS 141(R) may have on its results of operations and financial position.

2)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”).

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Recently issued accounting pronouncements (continued)

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company is currently assessing the impact, if any, that SFAS 160 may have on its results of operations and financial position.

3)	In February 2008, the FASB issued FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP FAS 140-3). The FSP provides guidance for determining whether an initial transfer of a financial asset and a repurchase financing should be considered a linked transaction for the purposes of assessing whether sale accounting is appropriate under FASB Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (FAS 140).

The FSP is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, of the adoption of FSP FAS 140-3 on its financial position, results of operations or cash flows.

4)	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,”(SFAS “161”) as amended and interpreted, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November15, 2008. The Company is currently assessing the impact, if any, that FAS 161 may have on its results of operations and financial position.

5)	On October 10, 2008 the FASB issued FSP No. FAS 157-3: guidance clarifying how FASB Statement No. 157, Fair Value Measurements (FAS 157), should be applied when valuing securities in markets that are not active.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Recently issued accounting pronouncements (continued)

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157". FSP FAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company is currently assessing the impact, if any, that SFAS No. 157 may have on its results of operations and financial position.

6)	In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for financial statements issued for years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of the adoption of FSP FAS 142-3 on its financial position, results of operations or cash flows.

7)	Effective January 1, 2008, the Company adopted FASB Staff Position No. FAS 140-4 and FIN 46(R)-8,“Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”, (“the FSP”). Since the pronouncement is related to disclosure only, it did not have an effect on the consolidated financial statements. See note 1l.

y.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation. The change is immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Communications network	4,070,401	4,321,294	1,136,585
Computers, hardware and software for
information systems	837,995	909,170	239,129
Optic fibers and related assets	130,450	238,045	62,610
Office furniture and equipment	41,751	49,019	12,893
Leasehold improvements	262,121	277,047	72,869

	5,342,718	5,794,575	1,524,086
Less - accumulated depreciation and amortization	3,615,056	4,038,344	1,062,163

	1,727,662	1,756,231	461,923

The cost of communication network in the amount of approximately NIS 2 billion is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 529,560,000, NIS 509,568,000 and NIS 560,052,000 (USD 147,304,000) for the periods ended December 31, 2006, 2007 and 2008, respectively. As to change in estimate, refer to note 1e4 and 1e7.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2007	2008		2008
	NIS			Convenience translation into dollars
	In thousands

Communications network	96,939	96,939		25,497
Computers, hardware and software for information systems	15,920	24,182		6,360

	112,859	121,12	1	31,857
L e s s - accumulated depreciation	91,233	95,588		25,141

Depreciated balance	21,626	25,533		6,716

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSES, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2007	2008	2008
	NIS		Convenience translation into Dollars
	In thousands

Licenses (note 1a(2))	2,048,843	2,048,843	538,886
Less - accumulated amortization	931,944	1,011,418	266,022

	1,116,899	1,037,425	272,864

Customers relationship	18,493	18,493	4,864
Less - accumulated amortization	4,620	7,709	2,028

	13,873	10,784	2,836

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	18,363
Notes payable	34,265	34,265	9,012

	104,081	104,081	27,375
Less - accumulated amortization	80,927	91,787	24,141

	23,154	12,294	3,234

	1,153,926	1,060,503	278,933

License amortization expenses for the years ended December 31, 2006, 2007 and 2008 totaled, NIS 79,395,000 , NIS 79,470,000 and NIS 79,474,000 (USD 20,903,000, respectively.

Amortization expenses on deferred charges for the years ended December 31, 2006, 2007 and 2008 totaled NIS 11,950,000 , NIS 11,297,000 and NIS 10,860,000 (USD 2,856,000), respectively.

Amortization expenses on customers relationship for the years ended December 31, 2006, 2007 and 2008 totaled NIS 1,529,000 , NIS 3,091,000 and NIS 3,089,000 (USD 813,000), respectively.

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2009	89,114	23,439
2010	86,371	22,717
2011	83,567	21,980
2012	81,158	21,346
2013	80,231	21,102

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS:

The Company has a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a USD 150 million term loan facility (“Facility A”) and a USD 100 million revolving loan facility (“Facility B”), both expiring on September 1, 2009.

As of December 31, 2008 Facility A was reduced completely according to the credit facility agreement, aside from the advanced amount of approximately USD 6 million. On March 31, 2009 the advance is expected to be repaid and the remaining sum of approximately USD 3 million is expected to be repaid on June 30, 2009. No further amounts can be drawn on facility A. Facility B was reduced to USD75 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

a.	Status of the credit facility at December 31, 2008 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	6	6	-
Facility B	75	-	75

	81	**6	75

**	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date. Presented as part of Current maturities of long-term liabilities and short term loans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued):

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2007	2007
	Weighted average interest rates	Amount
	%	NIS
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI)*	5.6	21,463

		21,463
Less - current maturities		21,463

		-

*	Linkage terms apply both to principal and interest.

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2008, the Notes closing price was 110.46 points par value. The fair value of the note as of December 31, 2007 and 2008 was NIS 2,121,745 thousands and NIS 2,168,869 thousands (USD 570,455 thousands), respectively.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

b.	The amounts outstanding are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into Dollars
	In thousands

Total amount	2,072,636	2,166,303	569,780
Less - current maturities		541,576	142,445

	2,072,636	1,624,727	427,335

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE (continued):

c.	The minimum payments, at rates in effect at December 31, 2008, are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2009	541,576	142,445
2010	722,101	189,927
2011	722,101	189,927
2012	180,525	47,481

	2,166,303	569,780

d.	The Company intends to fund the repayment of its current portion of its notes payable (NIS 542 million) through additional bank loans or via the issuance of new corporate notes.

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the employees.

b.	The severance pay expenses for the years ended December 31, 2006, 2007 and 2008 were approximately NIS 33 million, NIS 54 million and NIS 32 million (approximately USD 8 million), respectively.

c.	Cash flows information regarding the Company’s liability for employee rights upon retirement:

The Company expects to contribute NIS 27 million (USD 7 million) in respect of severance pay in 2009.

Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employee’s current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations), which includes all kinds of income of the Company from the granting of communication services under the license – including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the periods ended December 31, 2006, 2007 and 2008 were approximately NIS 114,462,000, NIS 96,799,000 and NIS 68,160,000 (USD 17,927,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 55 million and NIS 55 million (USD 14 million), for the years 2006, 2007 and 2008, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

a.	Commitments (continued)

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2008, are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2009	211,733	55,690
2010	173,072	45,521
2011	144,440	37,990
2012	125,411	32,986
2013	109,269	28,740
2014 and the reafter	419,709	110,392

	1,183,634	311,319

f)	The rental expenses for the years ended December 31, 2006, 2007 and 2008 were approximately NIS 198 million, NIS 205 million, and NIS 233 million (USD 61 million), respectively.

4)	At December 31, 2008, the Company is committed to acquire fixed assets, for approximately NIS 219 million (approximately USD 58 million).

5)	At December 31, 2008, the Company is committed to acquire handsets for approximately NIS 156 million (approximately USD 41 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 12b. As to an agreement with H3G PROCUREMENT SERVICES S a’R.L, see note 12c.

7)	As to the Agreement with LM Ericsson Israel Ltd. See note 1e7.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	Contingent Liabilities

1)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive).

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

2)	On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants is estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	In August 2006 the Company, together with the other cellular operators, submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

December 18, 2007 the request was dismissed.

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, was filed against the Company and against other cellular and land-line telecommunication companies.

The claim was that the defendants had not implemented number portability and were in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It was claimed that the defendants harmed the claimants and consumers of telephone services in general.

The claimants demanded NIS 1,000 for each of the Company’s 2,626,000 related subscribers for a total demand of approximately NIS 2,600 million.

March 5, 2008 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company’s licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	On July 3, 2007 a claim was filed against the Company together with a request to recognize this claim as class action. The claim alleges that the Company over- billed one million subscribers. The amount of the claim against the Company is approximately NIS 1.5 billion.

On April 16, 2008 the claim was dismissed.

6)	On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to Prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company’s license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 197 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

7)	On September 19, 2007, a claim was filed against the Company and two other cellular operators, together with a request to recognize this claim as a class action.

The claim alleged that the Company charged subscribers for SMS messages sent to certain intended recipients who cannot receive such messages, and that the Company misled subscribers who sent such messages by network notification that the messages had been sent.

If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 183 million.

On July 2, 2008, following the agreed upon request of the plaintiffs to withdraw their claim, the claim was dismissed with prejudice, and a request for the certification of the claim as a class action was dismissed without prejudice.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

The Company agreed, without prejudice as a matter of costumer relations service that, in cases of failure of receipt of a message by a certain intended recipients, no fee shall be charged and a network notification of such failure will be provided. Further, the Company agreed to refund its subscribers who had been charged for such sent but unreceived messages for certain intended recipients.

8)	On November 19, 2007 a claim and a motion to certify the claim as a class action was filed against the Company for alleged unlawful collection of payments from customers, for content services that the customers did not ask for. Alternatively the plaintiff claims that the Company has not revealed to its subscribers the full details about these services.

The plaintiff’s claim is for a period of 3 years. The total amount of the claim is NIS 381 million. The Company filed its response on April 21, 2008.

On December 21, 2008 the plaintiff filed a motion to dismiss the class certification motion and the claim.

9)	On December 17, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

The plaintiffs allege that cell sites were erected near their properties illegally, causing environmental damage. They seek various remedies, including removal of all alleged illegal devices, and a sum of NIS 1 billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

10)	On November 29, 2007 a petition was filed in the Supreme Court against the Minister of Communications, the Attorney General in the Ministry of Communications and the Chief Executive Officer in the Ministry of Communications, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the Minister of Communications according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner’s motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect from customers who wish to leave these programs.

At this stage the court has yet to order the cellular companies to respond to the petition.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

11)	On March 23, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company overcharges subscribers for calls and that the subscribers’ bill includes incorrect and unclear information.

The total amount to be claimed under the class action is not estimated by the plaintiff.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

12)	On June 26, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company is charging consumers for providing special numbers, allegedly in breach of the Company’s license.If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 90 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

13)	On January 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company mislead its customers who purchased a particular model of handset by not highlighting the fact that there were faults with certain of that model’s functions and not offering replacement models free of additional obligation.If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 70 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

14)	Additional claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 265 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claims and therefore no provision has been made.

15)	On May 20, 2008 Ministry of Communications (MOC) informed the Company that following an audit of the MOC by the State Comptroller they are reconsidering the Company’s continued use of the frequency band and claiming payment for its past use (which according to the MOC claims is approx NIS 42.5 million).

The MOC has requested that the Company present its position on the issue for consideration, before the MOC renders its final decision.

The frequency band in question was initially allocated for the use of a Palestinian mobile operator in the Palestinian-administered areas. The Company’s position is that it is entitled to use this band since it is based upon an agreement with the Palestinian operator, which has been endorsed by the MOC.

The Company’s position is that no additional consideration for the use of this band, should be paid, and therefore intends to defend its position vigorously.

The Company has filed its position on the issue.

At this stage, the Company is unable to evaluate the potential liability, if any, and therefore no provision has been made.

16)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators.

This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

Between January 3, 2006 and December 31, 2008 the Company provided the local authorities with 307 indemnification letters as a pre-condition for obtaining building permits.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting such indemnification letters cannot be evaluated.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company’s financial results.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of their sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

17)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY:

a.	Share capital

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE) and in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations.

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On February 6, 2008, the Company’s Board of Directors approved a share buyback of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased 4,467,990 shares at the cost of NIS 351 million. In view of the significant market turbulence, the Board of Directors subsequently suspended the share buy-back plan.

In accordance with Israeli Companies Law, Company shares that have been acquired and are held by the Company are dormant shares as long as they are held by the Company, and as such they do not bear any rights until they are transferred to a third party.

b.	Employee’s stock option plans

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration. In 2000, options to purchase 729,166 shares were transferred to the 2000 plan which left options to purchase 5,104,167 shares remaining in the 1998 plan. Through December 31, 2008 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,908,411 options have been exercised and 597,139 options were forfeited and 7 expired (options forfeited and expired were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is USD 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 2008 all options that were not exercised or granted expired.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below). Through December 31, 2008 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,675,172 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants).

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised.

The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ.

On 26 March 2008, the Board of Directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options were granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments for new grants: to increase the total number of the Company’s shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the “cashless” exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the “Plan Amendments”) to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course and with respect to all options granted under the 2004 Share Option Plan, following each dividend distribution other than in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period, a dividend adjustment, reducing the exercise price by an amount determined by the Board of Directors; and (ii) with respect to options granted on or after the Board Approval date, provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments are subject to, and conditional upon, the relevant approvals in the general meetings of the shareholders of Partner, Hutchison Telecommunications International Limited and Hutchison Whampoa Limited respectively.

In March 2009 the Board of Directors approved the grant of 2,530,000 options to senior officers. The options are subject to the Plan Amendments with respect to the Dividend Adjustment Mechanism and the Cashless Exercise. The exercise price of options granted is equal to the average of the closing sale price of Ordinary Shares during the 30 trading days before the date the allocation is finally approved by the Board of Directors.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2008 – 7,127,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 3,537,849 options have been exercised, 1,498,139 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants).

As of December 31, 2008 – 8,292,764 of the 2004 Plan remain ungranted.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them and were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The Company will recognize these expenses during 2010 for tax purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2006, 2007 and 2008 and the changes therein during the years ended on those dates:

	Year ended December 31
	2006		2007		2008
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	7,066,805	25.85	5,072,874	27.78	2,863,818	36.06

Changes during the year:
Granted**	596,000	33.18	841,000	53.33	76,000	66.05
Exercised	(1,987,930)	22.72	(2,804,553)	27.00	(566,614)	29.38
Forfeited	(598,875)	27.14	(244,000)	27.33	(142,014)	29.62
Expired	(3,126)	26.73	(1,503)	26.69	(3)	1.27

Balance outstanding at end of year	5,072,874	27.78	2,863,818	36.06	2,231,187	39.21

Balance exercisable at end of year	2,377,249	26.57	624,693	28.24	1,031,312	33.64

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2006, 2007 and 2008 is, NIS 36.8 million , NIS 100.3 million and NIS 26.8 million respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2006, 2007 and 2008 is NIS 10.82 , NIS 12.50 and NIS 14.46 (USD 3.80), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2006 – 6.14%, 2007 5.69% and 2008 6.21%; expected volatility of 39%, 26% and 24%, respectively; risk-free interest rate: 2006 – 5.5%, 2007 –4.1%, 2008 – 4.3%; weighted average expected life: 2006 – 5 years 2007 – 4 years and 2008-3 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior and anticipated future condition.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The annual tax benefit regarding the exercised options during the years 2006, 2007 and 2008 is NIS 7.8 million, NIS 7.6 million and NIS 1.7 million (USD 0.4 million), respectively.

Total compensation cost for share-based payment arrangements recognized in income during the years 2006, 2007 and 2008 was NIS 21.0 million, NIS 16.8 million and NIS 8.7 million ($ 2.3 million), respectively. Total recognized tax benefit related thereto during the years 2006, 2007 and 2008 was NIS 6.7, NIS 6.0 and NIS 2.2 million ($ 0.6 million), respectively. There were no capitalized share-based compensation costs at December 31, 2006, 2007 and 2008.

As of December 31, 2008, there was NIS 4.9 million of total unrecognized compensation cost (net of forfeitures) related to non-vested share-based compensation arrangements granted under the plans. The weighted average remaining life of the unrecognized compensation cost is 1.3 years.

The following table summarizes information about options outstanding and exercisable at December 31, 2008:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2008	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

17.25-21.72	41,500	19.64	1.9	1,737
26.74	648,779	26.74	5.8	22,552
27.35	103,300	27.35	1.2	3,528
30.73-42.10	845,608	36.31	7.4	21,297
57.96-66.05	592,000	60.46	8.6	1,384

	2, 231,187	39.21	6.9	50,498

Options exercisable
Range of exercise prices	Number outstanding at December 31, 2008	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

17.25-21.72	41,500	19.64	1.9	1,737
26.74	442,529	26.74	5.8	15,383
27.35	103,300	27.35	1.2	3,528
30.73-42.10	298,483	35.09	7.2	7,883
57.96-66.05	145,500	60.15	8.6	360

	1,031,312	33.64	5.9	28,891

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

c.	Dividends

During the years 2006, 2007 and 2008 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million (NIS 2 per share), NIS 631 million (NIS 4.03 per share) and NIS 941 million (NIS 6.06 per share), respectively out of which approximately NIS 18 million (7 million in 2007) tax withholding related to dividend was paid in January 2009.

On February 23, 2009, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 1.41 per share (approximately NIS 217 million (USD 57 million) to shareholders of record on March 18, 2009.

Cash dividends are paid in Israeli currency.

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007, are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

On March 6, 2008, Amendment number 20 to this law was published, according to which the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter, and therefore the Company and its subsidiary are measured for tax purposes from tax-year 2008 in nominal values.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for are as follows: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

c.	Losses carried forward to future years

At December 31, 2008, the subsidiary of the Company had carryforward losses of approximately NIS 14 million (approximately USD 4 million). The carryforward tax losses can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2007 and 2008, are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	3,421	3,530	928
Subscriber acquisition costs	41,979	40,732	10,713
Allowance for doubtful accounts	43,225	66,139	17,395
Provisions for employee rights	16,853	22,964	6,040
Depreciable fixed assets	(15,945)	(14,362)	(3,777)
Amortized license	35,810	32,992	8,678
Options granted to employees	21,630	22,146	5,825
Financial expenses	-	9,342	2,457
Other	(3,718)	6	2

	143,255	183,489	48,261
Valuation allowance - in respect of
carryforward tax losses *	(3,421)	(3,530)	(928)

	139,834	179,959	47,333

* The carryforward tax losses are related to the wholly owned subsidiary.

The changes in the valuation allowance for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	3,239	3,321	3,421	900
Change during the year	82	100	109	28

Balance at end of year	3,321	3,421	3,530	928

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	1,051,950	1,278,203	1,447,259	380,657

Theoretical tax expense	326,105	370,679	390,760	102,777
Increase (decrease) in tax resulting from
disallowable deductions: *
In respect of previous years	20,115	(29,135)	1,693	445
For the current year	18,156	768	4,582	1,205
Change in the estimated utilization period of
the tax assets	3,696	2,772	305	80
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(2,159)	5,302
Other	4,762	(11,969)	(1,560)	(410)

Taxes on income for the reported year	370,675	338,417	395,780	104,098

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes.

On October 28 and 29, 2007, the Israeli Supreme Court issued a new ruling readdressing the same issue. The Company re-evaluated the provision in light of the new ruling and decided to reduce the provision of unrecognized tax benefit to an amount of NIS 7 million.

In December 2008, the Company signed a final tax agreement with the Israeli tax authorities for the tax years 2003-2006, and as a result the provision for unrecognized tax benefits was cancelled.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements

1)	As follows:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current	315,328	390,752	423,645	111,427
Deferred, see d above	35,232	(23,200)	(29,558)	(7,775)
In respect of previous year:
Current	20,115	(29,135)	12,260	3,225
Deferred, see d above			(10,567)	(2,779)

	370,675	338,417	395,780	104,098

g.	Tax assessments

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

3)	Tax returns filed by the subsidiary through the year ended December 31, 2004 are considered to be final.

h.	Uncertain tax positions

As described in Note 1o, the Company adopted the provisions of FIN 48 as of January 1, 2007.

As of December, 31 2006, the Company recognized a liability for unrecognized tax benefits in amount of NIS 35 million (See also e above). This amount did not result in a change to the balance of accumulated deficit, since the amount was fully provided for prior to the adoption of FIN 48. As of December, 31 2007 a provision of NIS 7 million is presented as short term liability in the balance sheet.

In 2007 the Company recognized interest expense, in respect of those underpayments of income taxes and penalties in an immaterial amount.

As of December 31, 2008 there are no unrecognized tax benefits, see also note 9e, 9g.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2007 and 2008:

	2007	2008
	NIS in thousands

Balance at beginning of year	35,000	7,000
Increases in unrecognized tax benefits as a result of tax positions
taken during the current period resulted from final tax assessment	20,000
Decreases in unrecognized tax benefits as a result of:
Positions taken during a prior period	(28,000)
Settlement of tax provision		(7,000)
Tax positions taken during the current period	(20,000)

Balance at end of year	7,000	-

The amounts of unrecognized tax benefits as of January 1, 2007 and December 31, 2007 that would affect the effective tax rate if recognized are NIS 35 million and NIS 7 million, respectively.

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances

1)	As follows:

	December 31, 2008
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	24,058	4,219	1,723,425

Liabilities	288,724	2,221,068	971,403

Convenience translation into dollars:
Assets	6,328	1,110	453,294

Liabilities	75,940	584,184	255,498

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2008	NIS 3.802	198.42	points
2007	NIS 3.846	191.15	points
2006	NIS 4.225	184.87	points
2005	NIS 4.603	185.05	points
Increase (decrease) during the period:
2008	(1.1%)	3.8%
2007	(9.0%)	3.4%
2006	(8.2%)	(0.1%)

Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the increase in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under FAS 133.

The Company does not hold or issue derivative financial instruments for trading purposes.

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote, and examines it from time to time.

The notional amounts of derivatives as of December 31, 2007 and 2008 are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience Translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,000	800	210

Forward transactions for the
exchange of dollars into NIS	358	380	100

Forward transactions for the
exchange of Euros into NIS	0	32	8

Embedded derivatives - for the exchange
NIS into dollars	591	310	82

The freestanding derivatives are for a period of up to one year. The embedded derivatives are through 2014

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2008 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. Regarding the fair value of Notes payable see note 5. Regarding the fair value of trade receivables see note 11a.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

Fair values of derivatives:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In millions

Assets	28.6	28.3	7.4

Liabilities	18.7	6.9	1.8

The Company measures derivatives contracts and embedded derivatives under SFAS 133 according to their fair values. Their fair values are determined based on significant other observable inputs, such as the NIS exchange rates pronounced by the Bank of Israel, the Israeli Consumer Price Index pronounced by the Israeli Central Bureau of Statistics, and quotes from Israeli Banks (Level 2). See also note 1w. See description of the derivatives in note 10 b.

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In millions

1) Trade (current and long-term)
The item is presented after the deduction of:

(a) Deferred interest income*	82,709	66,920	17,601

*	Long-term trade receivables (including current maturities) as of December 31, 2007 and 2008 in the amount of NIS 1,009 million and NIS 967 million (USD 254 million), respectively, bear no interest. These balances are in respect of handsets sold in installments (18-36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2008 – 4.35% – 7.52%) (2007 –4.6% – 5.85%).

The item is presented close to it’s fair value amount.

(b)	Allowance for doubtful accounts

The changes in the allowance for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience Translation into dollars
	In thousands

Balance at beginning of year	108,800	128,034	163,115	42,902
Utilization during the year	(7,236)	(8,689)	(4,131)	(1,087)
Change during the year	26,470	43,770	91,486	24,063

Balance at end of year	128,034	163,115	250,470	65,878

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)	Other:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	21,142	11,986	3,153
Prepaid expenses	18,149	12,505	3,289
Derivative instruments	28,563	28,275	7,437
Sundry	4,875	7,248	1,906

	72,729	60,014	15,785

b.	Inventory

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Handsets	93,906	81,631	21,471
Accessories and other	18,660	16,041	4,219
Spare parts	20,302	22,306	5,867
ISP modems and related equipment		4,788	1,259

	132,868	124,766	32,816

c.	Accounts payable and accruals - other

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	134,911	121,790	32,033
Provision for vacation and recreation pay	20,737	23,879	6,281
Government institutions	133,384	124,224	32,673
Unrecognized tax benefit	7,000
Income received in advance	52,546	47,988	12,622
Derivative instruments	18,724	6,996	1,840
Handsets warranty	1,089	847	223
Sundry	7,119	17,306	4,552

	375,510	343,030	90,224

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	1,064	1,763	1,089	286
Product warranties issued for
new sales	2,837	1,886	1,686	443
Utilization during the year	(2,138)	(2,560)	(1,928)	(506)

Balance at end of year	1,763	1,089	847	223

e.	Other liabilities

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	8,157	9,717	11,046	2,905
Liability incurred during the year	620	1,028	692	182
Liability settled during the year	(618)	(603)	(461)	(121)
Accretion expenses	1,558	904	970	255

Balance at December 31,	9,717	11,046	12,247	3,221

2.	The Company entered into several agreements to sell cable capacity. The agreement grants the customer an IRU of capacity or Dark fiber for the life of the cable. Prepaid revenues from sales of cable capacity for the year ended December 31, 2008 is NIS 5 million.

3.	Capital lease:

	December 31
	2007	2008	2008
	NIS	NIS	Convenience translation into dollars
	In thousands

Total commitment	10,582	11,237	2,956
Less - deferred interest expenses	318	611	161

Long term lease	10,264	10,626	2,795
Less - current maturities	6,818	5,740	1,510

	3,446	4,886	1,285

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

a.	The commitments for capital lease are classified by currency of repayment linkage term and interest rates are as follows:

	December 31
	2008	2007	2008	2008
	Weighted average interest rates	Amount
		NIS		Convenience translation into dollars
		In thousands

Linked to the USD	5.8%	5,829	1,966	517

Linked to the CPI	4.6%	4,435	8,660	2,278

		10,264	10,626	2,795

b.	The projected payments are as follows:

	Year ended December, 31:
	NIS	Convenience translation into U.S dollars
	In thousands

2009	5,740	1,510
2010	2,391	629
2011	2,495	656

	10,626	2,795

f.	Financial expenses, net

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Financial income:
In respect of trade receivables	(9,780)	(24,985)	(63,153)	(16,610)
Other	(4,065)	(9,978)	(4,252)	(1,119)
Financial expenses	160,627	132,374	131,072	34,474
Derivative instruments	31,169	(10,266)	(12,088)	(3,179)
Exchange rate differences	(11,326)	(24,449)	(9,194)	(2,418)
Factoring			(2,160)	(568)
(Gain) loss from funds in respect
of employees rights	(4,576)	(5,555)	16,215	4,265
CPI Linkage differences	(183)	63,621	101,499	26,696

	161,866	120,762	157,939	41,541

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars

Net income used for the computation of
basic and diluted EPS (in thousands) :

Before cumulative effect	681,275	939,786	1,051,479	276,559
Cumulative effect	1,012	-	-	-

Net income	682,287	939,786	1,051,479	276,559

Weighted average number of shares used
in computation of basic EPS	153,633,758	156,414,684	155,349,784	155,349,784
Add - net additional shares from assumed
exercise of employee stock options	1,043,927	1,372,325	998,059	998,059

Weighted average number of shares used in
computation of diluted EPS	154,677,685	157,787,009	156,347,843	156,347,843

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Acquisition of handsets from related
parties	158,114	46,333	9,251	2,433

Selling commissions, maintenance and
other expenses	26,525	6,616	4,208	1,107

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Cost sharing agreement and purchases from Hutchison group companies

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. Until December 31, 2008, the Company had given notice of its participation in 9 projects.

In addition, until December 31, 2008, the Company has entered into:(a) 5 transactions with the Hutchison Group for the purchase of handsets from the Hutchison group ; (b) a transaction with Hutchison Telephone Company ltd., a subsidiary of HWL, for the provision of Blackberry services and handsets; and (c) a transaction with HI3G Access AB , a subsidiary of HWL, for the purchase of 3G Datacards.

c.	The Company has entered into a framework agreement with H3G procurement services S a’ R.L concerning the purchase of 3G handsets.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: March 24, 2009